As filed with the Securities and Exchange Commission on September 19, 2001.

                                   Registration No. __________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                           FORM 10-SB


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  TINTIC GOLD MINING COMPANY
         (Name of Small Business Issuer in its charter)


          Utah                                       87-0448400
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                    Identification No.)


     3131 Teton Drive
     Salt Lake City, Utah                              84109
(Address of principal executive offices)                   (Zip Code)


     (801) 467-2021
(Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     to be so registered           each class is to be registered

          N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

          Common Capital Voting Stock, $.001 par value per share
                              (Title of Class)

                       TABLE OF CONTENTS
                                                                 PAGE
                             PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .    2

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .     16

ITEM 3.   Description of Property. . . . . . . . . . . . . . .     22

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .     25

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .     26

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .     28

ITEM 7.   Certain Relationships and Related Transactions . . .     29

ITEM 8.   Description of Securities. . . . . . . . . . . . . . .   29

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .     30

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .     31

ITEM 3.   Changes in and Disagreements with Accountants. . . .     32

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .     32

ITEM 5.   Indemnification of Directors and Officers. . . . . .     32

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .     33

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .     34

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .     35

                   FORWARD LOOKING STATEMENTS

Certain statements contained in this Form 10-SB filed by Tintic Gold Mining Company ("Tintic" or the "Company"), a development stage company, constitute "statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act" or "'33 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act" or "'34 Act"). These statements, identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "estimate," "plan" and similar words or expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond management's control that may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by or on behalf of the Company in the future. Any forward-looking statements in this document and any subsequent Company document must be evaluated in light of these and other important risk factors. The Company does not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. An extensive list and explanation of possible risk factors is set forth at the end of this document. Reference is therefore made to such section.

                             PART I

ITEM  1.  Description of Business

Introduction and Current Status of the Company

Since at least December 1997, when it ceased leasing its mining properties to other, larger mining companies, Tintic Gold Mining Company, a Utah corporation ("Tintic Gold" or the "Company") has been for financial reporting purposes a development stage enterprise, and intends to become a mining exploration and development company. The Company's long-term business goal is focused on advancing the exploration, development and mining potential of the mining properties it has owned since 1933. The Company's intermediate objectives for funding and advancing this goal are two-fold: First, it seeks to re-establish itself as an active business operation. Second, it will seek to obtain capital funds, as necessary, preferably from equity investment sources, but also by participation in joint business arrangements. At present, the Company is focused on accomplishing the first of these intermediate objectives. When that objective nears completion, management will then be able to more specifically determine the necessary short-term plans and strategies best suited to accomplishing the second of its intermediate objectives. In this way, the company expects, ultimately, to achieve its long-term goal of creating an on-going source of positive cash flow from mineral development, exploration and mining. See Part I, Item 2 below titled "Plan of Operation."

The Company was incorporated in the State of Utah on June 14, 1933. At that time, it acquired the patented mining claims it has owned ever since. These mining claims are located in the Tintic Mining District of Juab County, Utah. See Item 3 below titled "Description of Properties." Tintic has been a publicly held company for nearly 70 years. As of the date of this document, it has 357 shareholders of record and its stock transfer agent is Fidelity Transfer Company located in Salt Lake City, Utah. The Company has but one class of stock issued and outstanding, that being common capital stock having a par value of $0.001 per share. As of the date of this document, there are 2,317,720 shares issued and outstanding of which 10,000,000 are authorized.

Of the 2,317,720 common shares currently issued and outstanding, 144,541 shares are deemed "restricted." These shares, which have been issued and outstanding longer than 20 years, represent approximately 6% of the total number of issued and outstanding shares.

The Company has not issued any stock since January 1, 1981. Not only has the Company had no material changes in share ownership over the last 20 years but the shareholders' list looks virtually identical to how it looked in January 1981.

The Company has had the same basic officers and directors since December 1980 though a few of the directors have changed.

While the Company's stock was listed in the so-called "pink sheets" during the 1970's, it has not traded over-the-counter since that time. It is believed that the Company may have been listed, at one time and possibly between the 1930's and 1950's, on the Salt Lake Stock Exchange though records confirming this are unavailable.

The Company has never been involved in any bankruptcy or insolvency proceeding of any kind and none its officers and directors over the last 20 years has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company or any officer or director is involved in any pending litigation, nor is any litigation involving the Company or any officer or director threatened.

The Company has no subsidiaries and is not presently involved in any joint venture with any other party. At the present time, it is also not a party to any contract.

At the present time the Company holds no patents or trademarks.

The Company currently has approximately $44,000 in cash, liquid assets and its patented mining claims located in the heart or center of the Tintic Mining District of Juab County, Utah. The Company's cash has been generated since the late 1980's from the leasing of its patented mining claims to other, larger mining companies.

The Company maintains executive offices or facilities at 3131 Teton Drive, Salt Lake City, Utah 84109. Its telephone number is (801)485-3939.

The Company is not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort. The board of directors has simply determined that, among other things, they owe the shareholders the opportunity of doing something with the Company's mining properties and otherwise providing the shareholders with potential liquidity by filing this Form 10-SB to become "fully reporting" and hopefully thereafter becoming listed on the OTC Bulletin Board.

History of the Company

Tintic Gold Mining Company was incorporated in the State of Utah on June 14, 1933 under its current name. Among other things, the Company was incorporated for the purpose of "mining and milling . . . in the Tintic Mining District,

Juab County, Utah . . .; to carry on and conduct a general mining, milling, ore reducing and smelting business." The ores it was formed to mine were gold, silver, lead, copper and other minerals. See original Articles of Incorporation attached hereto and incorporated by reference as Exhibit 3.1(i). The Tintic Mining District of Juab County, Utah, is located approximately 100 miles south of Salt Lake City. See the section below titled "History of Gold and Silver Mining in Utah."

Though records going back some-70 years are scant and those individuals originally involved with the Company are deceased, it is believed that the Company undertook a public offering of its securities sometime in 1933. At that time, the Company also acquired the patented mining claims it has continuously owned since 1933 from the Emerald Mining Company, a Utah corporation. See Article III of the Company's original Articles of Incorporation, Exhibit 3.1(i); see also the section below titled "Description of Properties." Current management of the Company is not aware of the precise manner in which the Company undertook its initial public offering of securities back in 1933. Nonetheless, and even assuming it could, the Company does not claim any special grandfather status or other exemption as a result of making a public offering of its securities prior to the enactment of the Securities Act of 1933 ("'33 Act"). It is also not known what the Company did with the proceeds it raised in 1933. Further, based on the absence of records, the full extent of exploration and mining activity on the property is also unknown. However, the Company does possess extensive geology reports dating back to 1933. See "Summary of the Geology Regarding the Company's Mining Claims" in the "Description of Property" section below. See also Exhibits 10(iii) and 10(iv) attached hereto and incorporated herein by reference, two geologic reports on the Company's property.

In approximately 1962, Messrs. C. Chase Hoffman and Everett R. Hoffman took over the management of the Company from their father, Mr. E.E. Hoffman, an original incorporator.

Between 1962 and 1980, the Company's officers and directors were the two Hoffman brothers mentioned above, and Messrs. Robert P. Stringham and Maurice
M. Green. In early 1969, when the prices of gold and silver were on the upswing, the Company reactivated itself for the purpose of further developing its mining properties and for the additional purpose of acquiring mineral leases on fee lands. It also sought to conduct an exploration program.
During this period, the Company was also engaged in the joint venture leasing of other mineral rights in the Tintic Mining District of Juab County, Utah.
In March 1969, the Company held a shareholders' meeting and amended its original Articles of Incorporation. See Articles of Amendment to the (Original) Articles of Incorporation of Tintic Gold attached hereto as Exhibit 3.1(ii). This amendment eliminated any preferred class of stock, resulting in but one class of stock authorized to be issued by the Company, namely, common capital voting stock. Such remains the case today. This is the stock that the Company seeks to register pursuant to this 10-SB registration statement.

In early 1970, the Company planned a secondary offering of 600,000 shares of its common capital stock to the public at ten cents per share. For reasons unknown to current management, this proposed offering was abandoned sometime in May 1970 and no shares were actually offered, sold or issued. It is believed that this offering was abandoned because the prices of gold and silver fell off and it was thought that the raising additional capital, at that point, would have been difficult. At the time, the Company had 2,228,520 common capital shares issued and outstanding and no other classes of securities issued. At present, the Company has but 89,200 more shares issued and outstanding than it did in 1970, over 30 years ago. See Item 4 of Part III below titled "Recent Sales of Unregistered Securities."

In December 1980, the principals who had operated the Company since at least 1962, namely, the so-called "Hoffman Group" or "Hoffman Family," gave up control of the Company in exchange for extinguishing a substantial loan payable to Mr. C. Chase Hoffman, the Company's then-president, director and major shareholder. This loan exceeded $30,000. In exchange for extinguishing the loan or advances made to the Company by Mr. Hoffman, the Company, among other things, assigned Mr. Hoffman a royalty of 3% of any net smelter returns recoverable from Tintic Gold's mining property. See "Description of Properties" section below. The Company also assigned the surface rights in and to such property to Mr. Hoffman, reserving all rights of ingress and egress as necessary to gain access to the property for mining purposes. See
Exhibit 10(i), a copy of the assignment to Mr. Hoffman.

When the Hoffman Group relinquished control, Messrs. Plato Christopulos, Victor Bush, and Hugh Coltharp, Salt Lake City residents, became directors.
At such time, the Company was left with no money to operate. As a result, six individuals each loaned the Company $1,000.

In late 1982, Plato Christopulos passed away and his son, George, assumed his place on the Board. Since that time, Mr. George Christopulos has served as the Company's president and a director.

On July 30, 1987, the Company, in consideration for $20,000 as an advance royalty, executed a mining lease with Grand Central Mining Corporation, a Delaware corporation ("Grand Central"). The lease also called for annual rental payments of $2,500 and provided for the retention, by the Company, of a four and a half percent (4 1/2%) overriding royalty. Upon receipt of the $20,000 advance royalty, the six persons who had previously loaned the Company money in 1980-1981 were repaid.

In 1989, Grand Central assigned the lease to Centurion Mines Corporation, a Utah corporation ("Centurion"). The lease was renewable every five years. On March 15, 1994, the Company entered into an amendment to the Centurion lease. In addition to clarifying other matters in the original lease, the amendment gave Centurion the option to purchase Tintic Gold's mining claims and property for $1.5 million in cash, an option that expired on July 30, 1999. It also required Centurion to perform assessment work, the records concerning which are in the possession of the Company.

In July 1994, the Company held a shareholders' meeting, the first meeting held and convened since 1980, at which time the shareholders approved several amendments to its then-existing Articles of Incorporation. This meeting was called because the Utah legislature had revamped Utah corporation law in 1992 and management thought it prudent to opt-in to many of the new provisions afforded by the Revised Utah Business Corporations Act. For example, the shareholders approved a proposal to allow the Company to take action without a meeting, thereby allowing for the consents of a majority of stockholders in writing. This had not been permitted under previous Utah law unless all stockholders consented to the corporate action. Further, the shareholders approved a proposal opting-out of the Utah Control Shares Acquisitions Act.
In addition, the shareholders approved a proposal to allow the Company to have three directors instead of five and to further allow the Company to have an annual meeting but only in the event that something material were to occur with respect to the Company's business and affairs. See Articles of Amendment to the Amended Articles of Incorporation of Tintic Gold Mining Company filed with the State of Utah on August 10, 1994 attached hereto as Exhibit 3.1(iii); see also Restated Articles of Incorporation of Tintic Gold Mining Company filed with the State of Utah on August 10, 1994 attached hereto as Exhibit 3.1(iv). Reference is made to these exhibits.

In 1997, perhaps in large part due to the depressed prices of gold and silver, Centurion Mines allowed the mining lease to lapse, thereby leaving the Company in the position of promoting its mining properties on its own. This registration statement has ensued.

Because a lease has not encumbered the Company's mining property since 1997, management has determined that it is in the best interests of the Company and its shareholders to file this Form 10-SB with the U.S. Securities and Exchange Commission and become a so-called "reporting company." The Company then anticipates making, through a licensed and registered securities broker-dealer, a submission to the National Association of Securities Dealers, Inc.
(NASD) to become quoted on the OTC Bulletin Board. No agreement has been reached with any broker-dealer in this regard and no assurance can be given that this can be accomplished. However, in order to qualify for these filings, audited financial statements are required to be obtained, something the Company has not had since 1989.

In April 2001, the Company became aware that, because of the Company's age and lack of records, it would be prohibitively expensive for an auditor to verify contributed capital amounts then existing on the Company's balance sheet designated as "common stock." To remedy this situation, the Company noticed up and held an annual and special shareholders' meeting on June 21, 2001 at which time a majority of the shareholders approved a so-called "quasi-reorganization" retroactive to December 31, 1997 on the Company's books and records, a resolution that further entailed classifying the Company as a "development stage company" for financial reporting purposes as of such date. Having adopted this proposal at the shareholders' meeting, the common stock designation on the Company's balance sheet has been written down to a par value of $0.001 per share, the accumulated deficit has been offset and additional paid-in capital has been adjusted to reflect the difference between assets and liabilities as of December 31, 1997. See audited financial statements included herein under Part F/S below. Implementing this "quasi-reorganization" also required amending the Company's Articles of Incorporation to reduce the par value per share from ten cents ($0.10) to one mill ($0.001). See Certificate of Amendment to Restated Articles of Incorporation filed with the Utah Department of Commerce and Commercial Code on June 21, 2001, a true and correct copy of which is attached hereto as Exhibit 3.1(v).

At the June 21, 2001, shareholders' meeting, a majority of the shareholders also elected George Christopulos, Ernest Muth, Hugh Coltharp and Jack Coombs as directors. Because of his distance from Utah, Mr. Victor Bush, a director since 1980 and a resident of Illinois, was not on the slate of directors to be re-elected. See Item 5 below titled "Directors, Executive Officers, Promoters and Control Persons." After this meeting, the newly elected board held a board meeting at which time they elected Mr. Christopulos as president of the Company, Mr. Muth as vice-president and Mr. Coltharp as secretary/treasurer.

Overall Business Methodology

Develop Existing Property and Identify and Acquire Other Interests

The Company intends to develop its existing properties, properties on which extensive geological reports and assays exist. See Item 3 below titled

"Description of Property." At the same time, in order to grow and expand, the Company may seek to acquire additional mining properties that contain potential for development and exploration. Without the acquisition of other properties that might prove lucrative, the Company's cash reserves may become depleted. Subject to the availability of sufficient capital, the Company therefore may seek to acquire additional mining properties, more than likely by way of lease, although no funds are currently available or earmarked for this purpose.

The successful acquisition and development of gold and silver properties requires an assessment of possible recoverable reserves, future metals prices, availability of equipment, success of current exploration and production techniques, operating costs, the existence of potential environmental and other liabilities and other factors. Such assessments are inexact and their accuracy is uncertain. Even an in depth review of a property and the available records relating thereto will not necessarily reveal all existing or potential problems or risks. Such review may not permit the Company to become sufficiently familiar with the property to be able to fully assess its deficiencies, liabilities, let alone its potential. In many instances, normal or necessary investigations may not be able to be made. Furthermore, potential environmental problems are not necessarily observable or discoverable even when a visual inspection is made.

The process for acquiring future mining leases may be lengthy due to the amount of investigation, both legal and geological, that may be required before the Company is comfortable in making an offer to acquire additional property. Also, investigation must be made of the compliance requirements of various applicable governmental agencies. Upon acquisition, any newly acquired property will be extensively analyzed for possible workovers or operational changes that might allow for production or reduce past costs of operation, if applicable.

If necessary or advisable, the Company intends to concentrate its efforts toward acquiring properties having proven reserves that it believes have significant potential for additional exploitation through additional development and enhanced recovery using the modern technologies now available. The Company believes that in many cases with the use of these new technologies it is now less expensive to mine gold and silver and that precious metals reserves that were formerly deemed uneconomical can now, in some instances, be produced profitably.

The Company's mining properties are subject to a royalty of 3% of any net smelter returns in favor of Mr. Chase Hoffman, a former officer and director. The properties are further subject to current taxes and other standard burdens that the Company believes do not materially interfere with the use of such property for mining purposes.

The operations of the Company are subject to all risks inherent in the mining business, not to mention a host of environmental hazards and regulation. If mining operations were actually commenced on the property, these risks and hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and environmental damage for which the Environmental Protection Agency (EPA) and/or the Utah Division of Oil, Gas & Mining (DOGM) might seek to extract fines. As the owner of the property, and to the extent liability for mining would not be shared with another, the Company bears all obligations and liabilities arising out of the exploration, development and mining of its properties.

The source and availability of raw materials is generally not believed to be a significant factor in the mining industry. Such raw materials include such items as drilling and other equipment, casing, tubing, drilling mud, storage tanks, pumping units and other equipment and supplies. Such items are believed to be commonly available from a number of sources.

The developmental activities of the Company are non-seasonal. The Company carries no inventory of equipment or supplies for any mining-related activities.

The mining operations and activities of the Company are in the planning stage and thus, not dependent upon any single or a few customers, and the loss of any one customer, a customer that does not presently exist, would not materially affect the Company.

Update of Past Exploration Results and Feasibility Studies on Staked Claims

Once Tintic Gold has identified and adopted a specific plan to pursue the development of its mining properties, it will contract with external geological and environmental consultants to update the exploration results, feasibility studies and environmental reports to determine if the properties can be permitted. Each property will be studied to determine the production price that might reasonably support positive cash flow and that would be attractive to develop using modern mining methods. Alternatively and perhaps preferably, the Company would seek to joint venture develop with a major mineral producer. Claims that are not feasible to permit will not be pursued.

Obtain Permits for Properties Identified as Feasible to Mine

Tintic Gold must undergo an extensive state and federal permitting process prior to extracting minerals from feasible properties. Operating and environmental permits will be obtained from the applicable regulatory bodies utilizing technical applications filed by Tintic Gold. Tintic Gold has tentatively identified external mining consultants to assist with preparing and filing permits with all applicable regulatory authorities.

Develop Mining Facilities and Extract Ore from Permitted Properties

Tintic Gold intends to use three approaches to mine permitted properties: (i) develop the facilities to extract and partially refine the ore and contract for later-stage refining with third-party refiners, (ii) enter a joint venture agreement with a major mineral producer to extract and refine the ore -Tintic Gold thereby receiving a percentage of the revenues from the sale of refined ore, or (iii) sell or lease the permitted property to a major mineral or precious metals producer. Tintic Gold will require significant capital to manage and operate fully functional mines without the assistance of a major mineral producer and does not view this as a preferred or perhaps realistic option at this time.

Government Regulation

The mining industry is subject to extensive and developing federal, state and local laws, rules and regulations relating to the exploration for, development, mining and production of precious metals, as well as other environmental and safety concerns. Legislation affecting the mining industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. This is particularly true in the Tintic Mining District where lead, a substance highly poisonous to humans, is present.

Numerous agencies, federal, state and local, have issued rules and regulations applicable to the mining industry, some of which carry substantial penalties for failure to comply. Various laws, rules and regulations require permits for exploratory drilling and the maintenance of bonding requirements in order to conduct mining activity on a variety of scales. Such rules and regulations also regulate the spacing and location of mine shafts and provide requirements for surface use and restoration of land on which drilling activity is undertaken, the plugging and abandoning of shafts or holes, the prevention of waste and water pollution and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on development and production and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever-larger number of potentially responsible parties. The Company is also subject to laws, rules and regulations covering occupational safety and health matters. Because the requirements imposed by such laws and regulations frequently change, the Company is unable to predict the ultimate cost of compliance with these various requirements. The regulatory burden on the mining industry increases its costs of doing business and, consequently, affects its profitability.

Permits, registrations or other authorizations are required for the operation of any production facility. These permits, registrations or authorizations are subject to revocation, modification and renewal and in some instances, payment of annual fees. Failure to obtain or maintain a required permit may result in the imposition of severe civil and criminal penalties.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the mining industry as a whole. There can be no assurance that the Company will not incur significant costs and liabilities in this regard.

To the extent the Company commences development and exploratory operations, the Company will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the federal Environmental Protection Agency (EPA), the Bureau of Land Management (BLM), the Occupational Safety and Health Administration (OSHA), and comparable or corollary state agencies. If the Company does not comply, meet or satisfy the various rules and regulations promulgated by these regulatory authorities, these authorities will cause the Company significant operational expense, considerable time to meet and assure compliance, and otherwise expose it to possible fines or other significant penalties. Even if the Company employs others for extraction, milling and production, Tintic Gold may directly bear many of these costs and/or liabilities. To date, the Company has not been ordered or required to spend anything on compliance with environmental laws because it is not operating any mining assets and has not done so for many, many years. At the same time, however, there are no significant mineral tailings on its properties and therefore, to the extent either the EPA or a Utah state agency adopts or implements a program in the Tintic Mining District requiring the clean-up of any left-over mineral tailings, such is not expected to materially affect the Company. No absolute assurance, however, can be made in this regard. To the extent required, the Company is committed to maintaining full reporting and regulatory compliance with each of these regulatory agencies.

Competition

Tintic Gold competes with numerous junior mining and exploration companies to identify and acquire claims with strong developmental potential and to engage the foremost geological and environmental experts to assist with exploration, feasibility studies and obtaining permits. Because Tintic Gold has no contract with, or other relationship to, anyone to help it identify additional claims and properties to acquire, it lacks a competitive advantage over many other junior mining and exploration companies that may have this capability. Furthermore, the fact that none of the Company's officers or directors are currently employed in the mining industry, and have not been in the past, gives the Company a competitive disadvantage over other companies that may have such people on its board.

Because the Company has not identified any potential lease, acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies, including junior mining companies, with only nominal assets that are similarly searching for other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

Tintic Gold had no employees as of the date of this document and has not had any employees in the last 20 years. To the extent necessary or advisable and depending upon the future prices of gold and silver, Tintic Gold may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not been decided or discussed.

The Company has no plans for retaining employees until such time as its business warrants the expense, or until the Company raises sufficient capital or otherwise successfully acquires or merges with another entity or operating business and such a course of action is thereupon necessary or desirable. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Business of Issuer and Risks Associated Therewith

As stated above, Tintic has always owned the mining properties it currently owns but until 1997, when it no loner leased its properties to others, it was not in the position of having to develop such properties on its own. Since that time, the Company has been in the development stage for financial reporting purposes. Upon its recent classification as a financial "development stage company," the Company has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a "development stage company" for financial reporting purposes and its principal purpose is to pursue business opportunities and raise capital, thus permitting it to (1) develop its existing mining properties, (2) to develop, explore and acquire or lease other mining properties, and/or (3) to otherwise locate and consummate a merger or acquisition with another entity, preferably an entity involved in or with precious metals. Because of the Company's current status, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and a resultant change in control of the Company.

The Company is voluntarily filing this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public, including its existing shareholders. It is also doing so for the purpose of providing liquidity to current shareholders, many of whom have held their shares for a considerable period of time. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company. Furthermore, management believes that "reporting company" status gives the Company more stature and credibility, not to mention the fact that it will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of the filing of this registration statement, the Company shall be obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports, including an annual report on Form 10-KSB. The Company is willing to assume these responsibilities. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event that the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of its inception. This could limit the pool of potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time, cost and expense.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities successfully. If the Company requires additional cash assets over the ensuing twelve (12) months above and beyond those it currently has, the Company believes that it will be able to borrow sufficient cash from its board members in order to satisfy any such immediate requirements. For this reason, the Company does not presently anticipate having to raise any additional funds within the next twelve (12) months or longer. In spite of being able to meet cash needs that are currently anticipated, there can be no assurance that the Company will have the ability to sufficiently develop its property in the near future or that it will otherwise be able to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. There can also be no assurance that cash advances from directors, officers or major shareholders can indefinitely meet the Company's cash requirements. See the subheading below titled "Need for Additional Capital or Financing and Risks Associated Therewith."

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities, preferably an entity in the precious metals business. The Company currently has no commitment or arrangement, written or oral, to lease or acquire any additional mining property or participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

In the event that the Company merges or is acquired by reverse-acquisition by an entity not involved in the precious metals business, management will consider spinning off its mining properties in some fashion. This makes sense in that there would be no reason for an entity not involved in mining to own mining claims. This eventuality may include but not be limited to forming a wholly owned subsidiary, assigning or conveying the Company's mining properties into it and then, in turn, spinning-off or distributing the subsidiary's shares to the shareholders of the Company upon the filing of an appropriate '33 Act and/or '34 registration statement allowing the subsidiary to do so. No decision has been made in this regard simply because no reason currently exists to address it.

Sources of Business Opportunities and Risks Associated Therewith

Management of the Company intends to use various resources in the search for mining prospects and other potential business opportunities. These include but are not limited to the Company's officers and directors, shareholders, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of significant capital, the Company will more than likely not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources not otherwise associated with the Company, sources that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with any particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will preferably have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration and who would be willing to be fully compensated only at the close of a business acquisition or combination.

Though it would prefer mining, the Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded or its mining property marketed. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation and Risks Associated Therewith

Once the Company has identified a particular entity as a potential acquisition target or merger candidate, management will seek to determine whether the acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information made available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; similarity of business such as a business also involved in the precious metals or gold and silver mining business; working capital; financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity being analyzed.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately appreciated or quantified prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available for acquisition may involve new and untested products, processes or market strategies that may not ultimately prove successful.

Form of Potential Acquisition, Merger or Reorganization and Risks Associated Therewith

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, limited liability company or other form of organization; however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current situation, having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and in such event, there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Need for Additional Capital or Financing and Risks Associated Therewith

Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or other acquisition. However, if the Company does engage outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has no arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, the only method available to the Company would most likely be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the directors and officers of the Company or to venture capitalists that would be willing to accept the substantial risks associated with investing in a company with limited history, no current operations and limited capital. At present, the Company knows of no person who would be willing to privately purchase the Company's securities.

Because of the nature of the Company as a development stage company for financial reporting purposes, it is unlikely that it could make a public offering of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds or financing, if necessary, and as circumstances dictate, on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding or financing when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company has no plans to use and does not anticipate using Regulation S under the Securities Act of 1933, as amended (the "Act"), to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a possibility that the Company could offer and sell securities to its officers or directors, or possibly even "accredited investors" in reliance on Rule 506 of Regulation D.

Possible Sales of Shares by Certain Shareholders or Insiders

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers, directors, their affiliates, if any, or other major shareholders of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms and conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating any such arrangement. Under this scenario of a possible sale by officers, directors and other insiders, if any, of their shares, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event the Company is acquired or it acquires someone else or something else, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker, if any. Management cannot at this time estimate the type or amount of any potential finder's broker's or agent's fee that might be paid. Though possible, it is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's, broker's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner or otherwise obtain a fairness opinion. It should also be noted that finder's, agent's or broker's fees in the types of situations contemplated herein are frequently substantial and no assurance can be made that any such fee would not in this case be substantial or not otherwise entail the issuance of as much as a million or more common capital shares. It is also possible that the Company will engage consultants to assist and advise the Company with respect to its capital structure, particularly for the purpose of making itself suitable for a business combination of some sort. Such persons, if the Company does in fact retain any, would not be compensated as finders, brokers or agents.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a disinterested board of directors and possibly, by the shareholders. Whatever would happen, management intends do whatever it believes is necessary to fully and completely comply with Utah corporate law. See, e.g., Utah Code Ann.
Section 16-10a-840 titled "General standards of conduct for directors and officers" and Utah Code Ann. Section 16-10a-850 titled "Definitions relating to conflicting interest transactions." Management does not anticipate that the Company will acquire or merge with any related entity or person. Further, as of the date hereof, none of the Company's officers, directors, or major shareholders have had any preliminary contact or discussions with any specific business opportunity, directly or indirectly, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity. There are also no mining properties, other than those the Company owns, that the Company is currently evaluating.

Rights and Participation of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition, merger or other reorganization transaction, including the acquiring of additional mining properties, the Company, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under Utah Code Ann. Section 16-10-704 titled "Action without a meeting" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition, merger or other reorganization transaction, Utah corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. The statute further provides that unless the written consent of all the shareholders entitled to vote is obtained, notice of shareholder approval without a meeting shall be given at least ten (10) days before consummation or closing of the transaction subject thereof. The board of directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interests of the Company to do so. Regardless of whether an action to acquire or merge is ratified by calling and holding a formal shareholders' meeting or by written consent, the Company intends to provide its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with
Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Facilities

The Company is currently using as its principal place of business the home address of its president, George Christopulos, located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company may secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition, merger or other reorganization transaction, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. At this time, the Company has no current plans to secure any commercial office space or otherwise pay Mr. Christopulos any rent.

Industry Segments

No information is presented regarding industry segments. The Company is presently a development stage company for financial reporting purposes seeking either (1) to develop its own mining properties on which extensive geologic reports exist, (2) to acquire additional mining properties, or (3) acquire or merge with a yet unknown and yet-to-be-identified business opportunity, preferably one in the precious metals mining business or industry.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

Forward Looking Statements

As set forth in the preamble to this document, when used in this Form 10-SB and in future filings by Tintic Gold with the Securities and Exchange Commission ("Commission"), the words or phrases "will likely result," "management expects," or "Tintic Gold expects," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements or phrases, each of which speak only as of the date made. These statements are subject to risks and uncertainties, many of which are described elsewhere herein and a number of which are listed and explained at the end of this document. Actual results may differ materially from historical earnings and those presently anticipated or projected. Tintic Gold has no obligation that it knows of to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

History of Gold and Silver Mining in Utah

Geologic processes concentrate gold into two principal types of deposits:
lode (or primary) deposits where gold is deposited by gold-bearing solutions within rock formations; and placer (or secondary) deposits where gold-bearing rocks are eroded and the free gold is concentrated in stream beds. Historically, most prospectors began their search for gold by looking for placer deposits because they offered quick returns with simple equipment. The discovery of placer deposits often led to the discovery of lode deposits. In Utah, primary or lode gold deposits have proven more lucrative and economical than placer deposits.

The first gold discovery in Utah was reported in 1858 at Gold Hill in Tooele County west of Salt Lake City, an area later to become known as the Clifton Mining District. In 1863, placer gold was discovered in the foothills west of Salt Lake City, an area later to become known as the West Mountain (currently Bingham) Mining District, the first designated mining district in Utah. The Bingham placers were the largest and most productive ever discovered in Utah, yielding about $1.5 million in gold during the 1800's. However, by 1900, these placers were largely depleted.

In 1869 precious metals were discovered in the Tintic region of Juab County, the location of the Company's properties. This changed the economic and industrial destiny of Juab County. The towns of Diamond, Silver City, Mammoth, and especially Eureka became the main areas of the Tintic Mining District which, by 1899, was labeled one of the foremost mining districts in the United States. From 1870 to 1899, the Tintic Mining District produced approximately $35,000,000 in mineral wealth. The metals in Tintic consisted of silver, gold, copper, lead, and zinc. Today, mining operations continue on a small scale.

In 1870, another gold placer was discovered in Tooele County, Utah, later to become known as the Mercur (Camp Floyd) Mining District. With the advent of the newly developed cyanide leaching process around 1889, almost 2 million tons of gold ore were treated, producing, between 1890 and 1900, over 380,000 ounces of gold worth about $8 million at the time.

In the late 1880's and early 1900's, gold placer mining was conducted in the Tushar, Henry, La Sal, and Abajo Mountains and along the Colorado, San Juan, and Green Rivers and their tributaries. Early gold-producing districts, some mining gold as a by-product of other metals, included the Tintic Mining District in Juab County, the Bingham, Mercur, Park City, Gold Mountain, Gold Springs, State Line, Clifton, Park Valley, Spring Creek, American Fork and San Francisco.

During World War I (1914-1918), gold production in Utah declined and many gold mines closed due to a shortage of manpower, decreasing ore reserves, and increasing costs. During the depression in the early 1930's, gold mines were brought back to life and prospectors actively searched the known and little-known gold producing areas of Utah. Gold production increased rapidly when the government-regulated price of gold was raised in 1934 from $20.67 to $35.00 per ounce. This interval of increased productivity ended during World War II when gold mines were closed in 1942 by the War Production Board and were not permitted to reopen until the war ended. By-product gold, such as the gold recovered with the copper ores in the Bingham Mining District, accounted for most of the gold produced during the war.

After the war, some Utah gold mines remained closed due to the fixed selling prices and rising operation costs. The active Utah gold-producing areas at this time included the Bingham, Cottonwood (Big & Little), the Tintic and East Tintic, Gold Mountain, Mt. Baldy, Ophir-Rush Valley, Park City, Willow Springs Districts, and the Notch Peak (in the House Range) and La Sal Mountain placers, although some only operated intermittently or produced small amounts.


In 1968, gold's fixed price of $35.00 per ounce was terminated and its price increased, reaching more than $800 per ounce in 1980. Since then, the price of gold had been in the range of $300 per ounce to $500 per ounce; however, in the last two years it has dropped below $300 to around $270 per ounce where it is today. Gold is thus trading at historically low levels. Management thus believes that a high probability or likelihood exists that the price of gold may in fact turn around and swing back to the upside.

According to the State of Utah's web site, precious metals exploration and development continues modestly in Utah today. Even with the current depressed price of gold -or perhaps in anticipation of this trend reversing itself -old mining districts are being re-explored and in some cases, revived using new technologies. Recent major gold developments in Utah include operations in the Bingham, Mercur, Goldstrike, Tintic and the East Tintic Mining Districts. Once again, the Tintic District is where the Company's properties are located.


Current Outlook for Gold and Silver Mining in Utah

The annual Summaries of Mineral Activity in Utah authored by the Utah Geological Survey (UGS) and the Office of Energy Resource and Planning indicate that precious-metals production in Utah between 1997 and 2000 has, overall, been on the decline. Metal prices for copper, molybdenum, silver, and gold has closed during these years, and more recently, at multi-year market lows. If this pricing doesn't improve---and some experts think it may ---the future production value of base-and precious metals in Utah could be significantly affected. The value thereof may further decline moderately in the near future due to declining production levels from nearly all producers, not to mention the national economic slowdown which commenced at the end of 2000. Due to the depressed price of gold over the last few years, American Barrick's Mercur Mine in Tooele County, for example, produced only a modest amount of gold until it was closed in 1998. Kennecott's Bingham Canyon mine in Salt Lake County, which produces more than two-thirds of Utah's precious metals as a by-product, and Kennecott's Barney's Canyon Mine in Salt Lake County, produced less gold in 1998 than 1997 due to mining lower grade gold-bearing ores. Precious metals production is expected in 2001 to be mixed with a decrease in gold partially offset by an increase in silver. The anticipated re-opening of two small mines may add to the overall level of both precious-and base metals production. However, exploration for both base and precious metals is expected to remain relatively low.

For calendar year 2000, the U.S. Geological Survey (USGS) had ranked Utah fourth among the 50 states in gold production and fifth in silver production. For 1999, the USGS ranked Utah fifth in both silver and gold production.
These last 2 years are slightly down from 1997, for example, in which the USGS ranked Utah third among the 50 states in gold production and fourth in silver.


Gold production statewide in 2000 was estimated to be nearly 700,000 Troy ounces (oz) (21,800 kg), a substantial increase from the 470,000 oz (15,000 kg) produced in 1999 and the 450,000 oz (14,000 kg) produced in 1998. Gold is produced from two surface mines owned by Kennecott Corporation: one primary producer (Barneys Canyon mine) and one by-product operation (Bingham Canyon mine), both located in Salt Lake County. Several small mines in the state are known to produce minor amounts of precious metals, but metal-specific production is not reported and thus not included in the above totals. Barneys Canyon mine is expected to exhaust its ore reserves in late 2001, but it will continue to produce gold for several years at a reduced rate until its leach pads are depleted. For 2000, silver production statewide was estimated to be approximately 4.0 million oz (0.124 million kg), nearly 300,000 oz (9,300 kg) more than in 1999. Silver was produced as a by-product metal from the Bingham Canyon mine.

According to the UGS's latest Summary of Mineral Activity in Utah, during the year 2000, the Utah Division of Oil, Gas and Mining (DOGM) received 11 Large Mine permit applications (5 acres [2 hectares] and larger disturbance) and 56 new Small Mine permit applications (less than 5 acres [2 hectares] disturbance). All of the Large Mine permit applications were made to change from Small to Large Mine status. These numbers represent an increase of six Large Mine permit applications and a decrease of one Small Mine permit application compared to 1999. New Large Mine permits include seven dimension stone quarries, two limestone quarries (aggregate), one gypsum quarry, and one dimension stone mill site.

During 2000, Utah had 85 active Large Mines (excluding sand and gravel) that are grouped by industry segment as follows: base metals---4, precious metals- --1, coal---12, and industrial minerals (including gemstones, geodes, and fossils)---68. One hundred and four Small Mines reported production in 2000, 24 more than in 1999. Small Mines are grouped as follows: base metals---1, precious metals---13, industrial minerals---90 (including building, decorative and dimension stone, gemstones, fossils, and geodes).

In December 2000, DOGM sent 427 annual report questionnaires to all Large and Small Mine permit holders. By March 13, 2001, 331 reports had been received. Sixty-four Large Mines and 111 Small Mines reported production. Several reporting mines produced more than one commodity.

Current Outlook and Trends for the Tintic Mining Districts

From 1999 through 2000, Chief Consolidated Mining ("Chief Consolidated"), through its subsidiaries Tintic Utah Metals (owned 75 percent by Chief Consolidated) and Chief Gold Mines, Inc. (owned 100 percent by Chief Consolidated), continued exploration and rehabilitation work on its East Tintic properties in Juab County. In 1999, most of the work was concentrated on rehabilitating the Burgin mill, rehabilitating workings and underground long-hole drilling in the Trixie mine and acquiring the necessary operating permits. The Burgin mill was completely rehabilitated with new gravity and floatation circuits and has a rated capacity of 240 stpd (380 mtpd). The mill will initially process ore from the Apex, Eureka Standard, and Trixie mines. Future mill feed could come from numerous other mines controlled by Chief

Consolidated, including the Burgin, Plutus and Iron Blossom.

Additional underground exploration drilling was done in the Trixie mine in 2000 to explore for continuations of known ore shoots. The drilling included three underground diamond drill holes over 8,000 ft (2,400 m) of long-hole drilling. Drilling was done from the 750, 1050, and 1250 levels. Although this program discovered additional ore, most development work for 2001 will concentrate on the newly discovered ore body on the 600 and 750 levels. In addition, detailed surface work and structural re-interpretation indicated a covered "Trixie-like" target approximately 1,800 ft (550 m) south of the Trixie mine. A geophysical survey is planned and the target will be drilled in either 2001 or 2002.

Counsel for the Company has recently been informed by employees of the Utah Geological Survey (UGS) that the Trixie mine has recently discovered a potentially valuable gold vein. The Trixie is located within five miles or less of the Company's property. The USG has also indicated that the reason gold can be, and is being, mined in the Tintic Mining District in spite of the current depressed price of gold is because the grade of gold recovered in the District is unusually high. That is to say, because of the high concentration of gold in the ore recovered, substantial amounts of ore do not have to be processed. This fact reduces the cost.

No drilling was done in 2000 on the Burgin, Eureka Standard, or Apex properties located in the Tintic Mining District. No decision has been made by the Utah Division of Water Rights on dewatering the Burgin mine and no further work is expected on the property until a dewatering permit is granted. Once a dewatering permit is obtained and the water in the mine can be removed, the Burgin mine will be able to be mined again.

The Company mentions the foregoing because in the event that a mining program were initiated on the Company's property and the necessary permits were obtained, ore could likely be processed at the Burgin mill or possibly in conjunction with the ore obtained from the Trixie mine.

Selected Financial Data

Because Tintic Gold is a development stage company for financial reporting purposes, selected financial data would not be meaningful. Reference is made to the financial statements of Tintic Gold included in Part F/S incorporated into this document below.

Fiscal Years 1997 through 2000

Tintic Gold is a development stage company for financial reporting purposes. Prior to the end of 1997, it was a passive entity whose income had been received from the annual rental of its mining properties. Except for its "quasi-reorganization" made effective on its books and records as of December 31, 1997, the Company has had no substantial activity since 1997, the date its mining lease with Centurion Mines was allowed to lapse.

Since 1997, Tintic Gold did not conduct any business activity that resulted in revenues other than in the nature of interest income derived from its cash and other investments. See Part F/S below. All of its activities between 1997 and now have been devoted to establishing a business plan and plan of operation.

During 2001, Tintic Gold has incurred, and is incurring, legal and accounting costs and expenses in connection with the preparation and filing of this Form 10-SB. The total expenses, offset by $1,055 of interest income and $604 in loss on the sale of marketable securities, resulted in a loss for the six months ended June 30, 2001 of $6,896. Funding of these and other expenses was from working capital.

Liquidity and Capital Requirements

The working capital of Tintic Gold at December 31, 2000 and the six months ended June 30, 2001, was approximately $50,704 and $44,086, respectively. Once again, the Company's existing working capital has been funded by revenue generated in the past from the leasing of its mining properties.

Tintic Gold will likely require additional financing to continue to develop its business plan and to begin its implementation. Management believes this amount may be substantial depending upon a variety of factors such as the price of gold and silver over the next year or two. Tintic Gold currently has no sources of financing, including bank or private lending sources, or equity capital sources. No assurance can be given that Tintic Gold will be able to develop any sources of financing in the future. Further, no assurance can be given or made that at such time as its capital runs out, if and when it does, that individual members of management will loan the Company sufficient money to make it continue as a going concern.

To implement its business plan, Tintic Gold may need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop methods or plans of financing. Management expects that it will use equity, debt and other arrangements such as joint ventures to fund these stages of its business plan to the extent such is necessary. Having said the foregoing, the Company believes it has sufficient working capital to carry it through the next twelve (12) months without having to pursue additional financing or the raising of additional capital.

Contingency Planning

The Company is considered a development stage company for financial reporting purposes with few assets and limited capital and with no operations or nominal income since its inception as a development stage company in 1997. Once again, the costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by the cash that the Company accumulated during the late 1980's and early 1990's as a result of leasing out its mining properties.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Company's existing cash reserves or from existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, the Company may not be able to move from the development stage. See subheading in
Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

In the opinion of management, neither inflation nor recession will have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger or otherwise raises sufficient additional capital to further develop its mining properties or other properties it may acquire in the future. At that time, management will evaluate the possible effects of inflation or recession on the Company as it relates to its business and operations.

Plan of Operation

During the next twelve (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. This includes but is not limited to doing what it believes is necessary to further develop and explore its mining properties, properties that it believes are valuable. In its search for business opportunities, management intends to follow the procedures outlined in Item 1 above. Because the Company lacks substantial cash and other capital resources, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business combination or consolidation can be made. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

Management intends to hold expenses to a minimum and to obtain expert or other services on a contingency basis when possible. Further, the Company's directors and officers hope to defer any compensation that might be owed them until such time as an acquisition or merger of some kind can be accomplished and will strive to have the business opportunity provide their remuneration, if any. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. As stated elsewhere herein, in the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company for financial reporting purposes, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Once again, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

ITEM 3.  Description of Property

Executive Offices

The Company's executive office is located at 3131 Teton Drive, Salt Lake City, Utah 84109 and its telephone number is 801-485-3939. This is the address of its president. The Company pays no rent for the use of this address or facility. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. Tintic Gold believes that its current facilities provided by its president are adequate to meet its needs until it becomes more fully operational.

The Company's Mining Properties Located in Juab County, Utah

Tintic Gold's property, which the Company has owned since 1933, lies within the Central portion of the Main Tintic Mining District, Juab County, Utah, approximately 100 miles south of Salt Lake City. The property is bounded on the north and east by the Centennial Eureka, Grand Central, and Mammoth mines, and on the south and west by the Empire mines property. The property consists of three (3) patented lode mining claims known as the Emerald, Ruby and Diamond Lode Mining Claims. These claims embrace a portion of Sections 19 and 30, Township 10 South, Range 2 West and Sections 24 and 25, Township 10 South, Range 3 West, Salt Lake Base and Meridian, bearing Mineral Survey Number 188, and together designated as Lot No. 224, more particularly described in the patent recorded at Book 60, Page 406, of the records of Juab County, Utah. These properties comprise an area of approximately 44.43 acres. These claims cover an area 3,000 feet north-south and 550 to 900 feet east-west.

Structurally, these properties lie along the west flank of the northward plunging asymmetric trough of the Tintic syncline. Beds strike approximately due north and dip steeply to the east. Surface exposures show the predominant rock type to be Ajax Dolomite of Cambrian Age. The central portion of the property is cut by the trace of the northeast striking Emerald-Grand Central fault. The east-west striking Sioux-Ajax fault zone is inferred to cut through the property and could intersect the northeast structure within the boundaries of the property. Due to soil cover, their exact position cannot be readily determined.

Some of the property's nearest neighbors have been large producers of high-grade ore, including the Centennial Eureka on the north and east, the Mammoth on the east, and the Empire Mines on the south and west.

The property is located on the outcrop of the Ajax limestone. This has been one of the most favorable ore-bearing formations of the Main Tintic District.

Because of general geological conditions, the Tintic Gold property has three excellent prospects. One is in deeper development in the northern part of the property; two, in a mineralized vein near the main shaft on the 1,000 level; and three, above the 600 level on the southern end of the property.

From the standpoint of the vertical range of the ore deposits in adjoining mines, the same locations for development work are indicated. In the Centennial Eureka and Grand Central properties to the north, the ore bodies occurred several hundred feet lower than the 700 level of the Tintic Gold, while in the Mammoth Mine, to the east, an ore channel came to the surface.

There are several prominent fissures in the Tintic Gold property. Fissures north of the shaft show calcite and oxidized iron. This suggests possibilities for improved mineralization at depth. Close to the shaft an east-west cross fissure reportedly carries substantial values in lead from the 200 to 1,000 levels in workings presently inaccessible. This fissure should be prospected for intersections and at greater depth. South of the shaft are two main north-south fissures. One known as the Diamond fissure shows jasperoid quartz.

A spur line of the Union Pacific Railroad with loading ramps lies less than two miles to the northeast.

The property has been developed by numerous shallow shafts, surface workings, and a one and one-half compartment shaft sunk one thousand feet deep, with levels driven at the 400, 500, 600, 700 and 1,000 foot levels. At present, all of the existing underground workings are inaccessible. No ore minerals of commercial grade are believed to have been encountered in the old workings and no ores having significant value are believed to have been produced from the property directly. It is not anticipated that the opening up or rehabilitation of the old workings will be attempted at the present time or at any future time. Any exploration will be in the nature of testing and, if sufficient evidence is obtained, possible drilling. And in such event, the Company will be subject to regulation by the Utah Division of Oil, Gas and Mining (DOGM). See "Government Regulation" section above. It should be again noted that the potential for pursuing an extensive permitting process in order to further drill the property is dependent on the price of gold and silver.

The mineralization of interest is believed to be of the siliceous copper-gold-silver category. However, the possibility of this property attaining the status of a gold or silver producer will depend upon the results of any future testing and drilling program engaged in by the Company. At the present time, this property has no known ore reserves. The objective of the proposed geological mapping and other work is to determine what exploration program, if any, to pursue.

It should be noted that although smelting facilities have historically been located within at least seventy (70) miles of the property, it is standard procedure in the mining industry to negotiate individual milling and smelting contracts with ore purchasers based upon grade and type of minerals. There is no assurance that ores, if developed, could ever be sold, let alone sold for a profit. It is unknown at this time if the Burgin mill owned by Chief Consolidated could handle or would be willing to handle and process ore obtained from the Company's property. The Burgin mill is located less than five miles from the Company's property.

For further information regarding the gold, silver and other mining potential of the property, including its specific geology, reference is made to two (2) geology reports attached hereto and incorporated by reference. The first report attached as Exhibit 10(iii) is dated March 24, 1939 and authored by geologist J.J. Beeson and titled "Report on the Property of the Tintic Gold Mining Company in the Tintic Mining District Near Mammoth, Utah." The second report, dated April 15, 1975, is in the form of a letter to Golden Spike Oil & Mining Co. and is attached hereto as Exhibit 10(iv). Geological engineer Murray C. Godbe, III, authors this latter report. Therein, he concludes:

         Based upon a comprehensive knowledge of
         the district and examination of geologic mapping and sampling of the workings by reputable observers (Crane and Beeson), the writer has reached the following conclusions:
         1.      From general geologic conditions,
         the property of the Tintic Gold Company is exceptionally well located.
         2.      Favorable formations outcrop on
         the surface and extend to depth.
         3.      The property is in an area where
         intense mineralization has taken place.

         4.      In adjoining properties only a few
         hundred feet away where major ore bodies are found at certain elevations in the Ajax formation those zones have not been prospected by the workings of the Tintic
         Gold property.
         5.      There has been sufficient
         fissuring and faulting to provide channels through which mineralizing solutions can penetrate the limestone beds.
         6.      Some of the best fissures have not
         been prospected in the most favorable beds of the Ajax formation.
         7.      The expense of exploration
         development is not expected to be
         excessive.  Although a great deal of
         underground rehabilitation is expected,
         these costs are anticipated to be less
         than new development work.
         8.      With reasonable success there may
         be sufficient ore developed, especially at the 600 level Diamond fissure zone, to pay for additional development work and yield a profit.


ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of the Company, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 2,317,720 common capital shares issued and outstanding.

                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
George Christopulos (1)
3131 Teton Drive
Salt Lake City, Utah 84109               53,583                     2.3%

Ernest Muth (2)
1207 East So. Temple Street
Salt Lake City, Utah 84102              266,576(3)                 11.5%

Hugh Coltharp (4)
1478 Roosevelt Avenue
Salt Lake City, Utah 84105               16,000                     0.7%

Jack Coombs (5)
2581 East 1300 South
Salt Lake City, Utah 84108                  100(6)                    0%

Directors and officers as a
 group (4 persons)                      336,259                    14.5%

-------------------------------
* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Nonetheless, the Company has no outstanding stock options, warrants or compensation plans of any kind.


  (1) Mr. Christopulos is the president of the Company and a director. He has been president of the Company since 1982.

  (2) Mr. Muth is the vice president of the Company and a director. He became a director in 1994. He has been a stockholder since the mid-1950's.

  (3) This figure includes 39,825 shares owned by Precious Metals, Inc., a Utah corporation, of which Mr. Muth is also a director and which, as a consequence, he may be deemed to control. All such shares are thus aggregated for purposes of this disclosure item.

  (4) Mr. Coltharp is the secretary/treasurer of the Company and a director. He became a director in 1980.

  (5) Mr. Coombs is a director of the Company. He became a director in 1994. He also acted as a director of the Company for a brief time in the early 1980's.

  (6) Mr. Coombs previously owned 99,166 "restricted" shares that, on January 2, 1996, he conveyed to a family member in a private transaction. Such shares remain "restricted" on the transfer records of the Company though they would now be eligible for transfer and resale by such family member under Rule 144(k). Mr. Coombs has retained a beneficial ownership in at least 100 shares because the Company's Articles of Incorporation require that a director be a beneficial owner of at least 100 shares.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors


        The current directors and officers of Tintic Gold are as follows:

Name                        Age       Position
------------------        -------     -----------------------------------
George Christopulos           52      President, Chief Executive Officer,
                                      Director (Chairman of the Board)

Ernest Muth                   73      Vice President and Director

Hugh Coltharp                 50      Secretary/Treasurer and Director

Jack Coombs                   74      Director

Mr. Christopulos is currently employed by the Salt Lake County Assessor's office as a commercial real estate appraiser. He received a B.S. degree in Accounting from the University of Utah in 1974, graduating cum laude. He has been a director and the president of the Company since 1982. He is not an officer, director or "control person" of any other "reporting" company.

Mr. Muth is currently employed as a stockbroker with securities broker-dealer Wilson-Davis & Company of Salt Lake City. He has been employed in the securities brokerage industry for over 50 years. Mr. Muth was a six-term president of the Intermountain Stock Exchange. Mr. Muth is knowledgeable about the precious metals industry and follows a variety of mining stocks. He is not an officer, director or "control person" of any other "reporting company."

Mr. Coltharp is a retired stockbroker, formerly of Potter Investment Company, a local stock brokerage firm, who currently buys, sells and restores antique cars. He has been a director of the Company longer than any other director, having become a director in 1980. He is not an officer, director or "control person" of any other "reporting company."

Mr. Coombs is a retired Salt Lake City businessman and private investor. Mr. Coombs graduated from the University of Utah in 1950 with a degree in business administration. He has been involved with other mining companies in the past. Mr. Coombs recently served as an officer and director of a company known as Vis Viva Corporation, a "reporting company" now known as WideBand Corporation and which trades on the OTC Bulletin Board under the symbol ZWBC. He is not currently an officer, director or "control person" of any other "reporting company."

The Company does not believe that any of its officers or directors come within the definition of a "promoter" as defined in Rule 405 of the General Rules and Regulations of the Commission, 17 CFR Section 230.405.

The Company denies that any person other than those persons identified above "controls", or has the power to "control," the Company as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer of the Company.

Board Meetings and Committees

During the fiscal year ended December 31, 2000, the board of directors met at least once. All the members of the board of directors attended the meeting with the exception of former director, Mr. Victor Bush, a resident of Oak Park, Illinois. The action so taken was implemented by written consent. The board of directors has established no committees. During the current calendar year, the board of directors also met at least twice in an effort to discuss and authorize the filing of this registration statement. They also met after the recent shareholders' meeting held on June 21, 2001, at which time the board elected its current officers for the ensuing year.

As set forth in the Company's August 24, 1994 Restated Articles of

Incorporation, its June 21, 2001 Amendment to the Restated Articles, and its recently-adopted Bylaws, copies of which are attached hereto as Exs. 3.1(iv), 3.1(v) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated any of the directors for their service on the board of directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to the Company's lack of substantial capital, the current directors and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition, merger or reorganization transaction or otherwise develop its mining properties for a profit. As of the date hereof, none of the directors has accrued any significant expenses. As further set forth in the Company's Articles and Bylaws, officers are appointed annually by the board of directors and each executive officer serves at the discretion of the board of directors. The Company does not have any standing committees.

ITEM 6.  Executive Compensation

Because there is no compensation to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

The Company has not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers, directors or consultants. This, however, does not mean that it will not do so in the future. Further, the Company has not entered into an employment agreement of any kind with any of its directors or officers or any other persons and no such agreements are anticipated in the immediate future.

Absence of Management Employment Agreements and Compensation

Tintic Gold does not pay any of its officers any salary. Tintic Gold does not provide any other benefits to its officers. The Company does not have any written agreements with any of its officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All of the officers and directors have other business interests to which they devote their time.

Other Key Advisors and Consultants

Tintic Gold has access to several outside professional firms that can counsel it and provide important advice during its development stage. The terms of engagement of these firms will be determined from time to time as their services are required.

Remuneration of the Board of Directors

Directors currently do not receive any compensation, but will receive compensation for their services as determined in the future by the board of directors. As stated above, all directors are reimbursed for any expense incurred in attending meetings of the board of directors.

Absence of Keyman Life Insurance

Tintic Gold does not own life insurance covering the death of any officer, director or key employee.

ITEM 7.  Certain Relationships and Related Transactions

None.

Except as may be set forth elsewhere herein, there have been no transactions between the Company and the directors or officers or any member of any such person's immediate family.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the board of directors and made available to the Company. In the event that the board rejects an opportunity so presented, and only in that event, can one of the Company's officers and directors avail themselves of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other statutes, Utah Code Ann.
Section 16-10a-840 titled "General standards of conduct for directors and officers" and Utah Code Ann. Section 16-10a-850 titled "Definitions relating to conflicting interest transactions."

ITEM 8.  Description of Securities

The Company's authorized stock consists of ten million (10,000,000) shares of common capital stock, $0.001 par value. There are 2,317,720 shares of common capital stock issued and outstanding. There are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Tintic Gold to issue any additional common stock to anyone.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders of Tintic Gold. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Tintic Gold and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, fully paid and non-assessable.

As of June 21, 2001, the date of the Company's last shareholders' meeting, there were 357 shareholders of record, excluding shares held by securities broker-dealers in their nominee name by and for the benefit of their respective customers. There are no shares of preferred stock or any other class authorized or outstanding.

Stock Transfer Agent

For at least 20 years, the Company has had Fidelity Transfer Company, 1800 South West Temple, Suite 301, P.O. Box 53, Salt Lake City, Utah 84115, as its stock transfer agent.


                            PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
       Equity and Other Shareholder Matters

Market Information

The common stock of Tintic Gold is not traded or listed on any stock exchange, any NASDAQ Stock Market medium or the "pink sheets". Consequently, there is no public market for the common stock and no market price data to report. Tintic Gold intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that the common stock will be included in this trading medium. Even if inclusion in the OTC Bulletin Board is achieved, there is no assurance that the common stock will be actively traded. Therefore, there can be no assurance that there will be liquidity in the common stock.

Currently, there are 2,317,720 shares of common stock issued and outstanding. Except as noted below, all of these shares may be sold without restriction. This is because all such shares have been held far longer than two years or the large majority were issued in a public offering that occurred some-70 years ago. Certain shares of common stock held by officers and directors may be considered "control shares" and thus governed by the phrase "other securities" used in Rule 144 of the General Rules and Regulations of the Commission. This classification depends upon the factual circumstances at the time of any proposed sale. Tintic Gold currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature.

During the 1970's and 1980's, the Company's stock was listed in the "pink sheets" published by the National Quotation Bureau, LLC (NQB). Between the 1930's and mid-1950's, its shares are also believed to have been listed on the Salt Lake Stock Exchange. The Company's common stock is believed to have been registered in some fashion in 1933 but the Company lacks the records to confirm any further details in this regard. The Company intends to make an application to the National Association of Securities Dealers, Inc. (NASD) for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in the Company's common capital stock.

Of the 2,317,720 shares issued and outstanding, only 144,541 or 6% of such shares are deemed "restricted." At the same time, all of these 2,317,720 shares have been issued and outstanding for over 20 years. As contemplated in
Item 201(a)(2) of Regulation S-B, all of such shares are therefore eligible for transfer or resale under Rule 144. See also Item 4 below.

Holders

According to the Company's transfer agent, Fidelity Transfer Company, as of June 21, 2001, there were 357 holders of record of the common stock. No reason exists to believe that this figure has changed since such date inasmuch as the Company's stock is not listed and does not trade on any exchange or over-the-counter market.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2.  Legal Proceedings

None.

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of the Company's property is subject and, to the best of its knowledge, information and belief no such actions against the Company are contemplated or threatened. Counsel to the Company has learned that the EPA is currently involved in the clean-up of alleged lead contamination in the Eureka, Utah, area. This project has recently been publicly announced in local newspapers. Counsel has further discovered that the State of Utah is contemplating the implementation of a state program to clean-up alleged lead contamination in the Mammoth, Utah, area, an area approximately 10 miles from Eureka and is near to the Company's property. However, counsel has found no indication from the governmental authorities that he has communicated with that these efforts on the part of the EPA and the State of Utah involve, or will involve, the Company's property, particularly when, to management's knowledge, there are no significant mineral tailings on the Company's property and when no smelter activities have ever been undertaken on the Company's property. Accordingly, even if the current Eureka clean-up efforts by the EPA and the proposed Mammoth clean-up efforts by the State became classified as federal Super Fund sites or something similar from a State level, counsel's investigation at the present time does not reveal that this would affect or otherwise harm or penalize the Company. However, no assurance can be given that the Company would not, or will not, be harmed or penalized by such governmental authorities in this regard. On the other hand, if anything, these efforts might conceivably make the Company's property, and the Tintic Mining District as a whole, more environmentally safe and secure and thus, more valuable over time.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

The Board of Directors recently authorized the engagement of HANSEN BARNETT & MAXWELL, C.P.A.'s, as independent auditors of the Company. During the Company's two most recent fiscal years and subsequent interim period, there have been no consultations or disagreements with the newly engaged accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; the type of audit opinion that would be rendered on the Company's financial statements; or any matter of disagreements with former accountants.

ITEM 4.  Recent Sales of Unregistered Securities

None.

The Company has not offered, sold or issued any securities to anyone since at least 1980. In fact, the Company has only 89,200 more shares issued and outstanding today than it did in 1970, over 30 years ago. See Item 1 of Part I above titled "History of the Company." Of the 2,317,720 common shares currently issued and outstanding, 144,541 shares are deemed "restricted." These shares, all of which have been issued and outstanding longer than 20 years, represent approximately 6% of the total number of issued and outstanding shares. In addition, all of such shares are eligible for transfer and sale under Rule 144, provided all elements of the Rule are met. See also
Item 1 above titled "Market Information."

ITEM 5.  Indemnification of Directors and Officers

In reliance on Section 16-10a-841 of the Utah Code Ann., titled Limitation of liability of directors, Section 16-10a-901 et. seq. of the Utah Code Ann., titled Indemnification, and to the full extent otherwise permitted under Utah law, the Company's Restated Articles of Incorporation and By-laws contemplate full indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. Seethe Company's Restated Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated herein by reference as Exhibits 3(iv) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the

Act and is, therefore, unenforceable.

Tintic Gold does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.


                            PART F/S

                         Index to Financial Statements
                     Report of Certified Public Accountants


        The financial statements of Tintic Gold are included in this report beginning on page F-1.


Financial Statements
----------------------------

Financial Statements for the year ended December 31, 2000 and for the six (6) months ended June 30, 2001 (Unaudited)
------------------------------

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                               AND
                       FINANCIAL STATEMENTS


        June 30, 2001 (Unaudited) and December 31, 2000,

                    HANSEN, BARNETT & MAXWELL
                    A Professional Corporation
                   Certified Public Accountants

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)


                        TABLE OF CONTENTS

                                                                         Page

  Report of Independent Certified Public Accountants                     F-1

  Balance Sheets - June 30, 2001 (Unaudited) and December 31, 2000       F-2

  Statements of Operations for the Six Months Ended June 30, 2001 and
     2000 and for the Period from December 31, 1997 (Date of Inception
     of the Development Stage) through June 30, 2001 (Unaudited)         F-3

  Statements of Operations for the Years Ended December 31, 2000 and
     1999  and for the Period from December 31, 1997 (Date of Inception
     of the Development Stage) through December 31, 2000                 F-4

  Statements of Stockholders' Equity for the Period from December 31,
     1997 (Date of Inception of the Development Stage) through December
     31, 1998 and for the Years Ended December 31, 1999 and 2000 and for
     the Six Months Ended June 30, 2001 (Unaudited)                      F-5

  Statements of Cash Flows for the Six Months Ended June 30, 2001, and
     2000 and for the Period from December 31, 1997 (Date of Inception
     of the Development Stage) through June 30, 2001 (Unaudited)         F-6

  Statements of Cash Flows for the Years Ended December 31, 2000 and
     1999, and for the Period from December 31, 1997  (Date of Inception
     of the Development Stage) through December 31, 2000                 F-7

  Notes to the Financial Statements                                      F-8

HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
   Member of AICPA Division of Firms                Fax (801) 532-7944
          Member of SECPS                        345 East Broadway, Suite 200
Member of Summit International Associates      Salt Lake City, Utah 84111-2693



       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
 Tintic Gold Mining Company

We have audited the accompanying balance sheet of Tintic Gold Mining Company (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999, and for the period from December 31, 1997 (date of inception of the development stage) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tintic Gold Mining Company as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, and for the period December 31, 1997 (date of inception of the development stage) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                  HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
August 1, 2001

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                          BALANCE SHEETS

                                                        June 30,  December 31,
                                                            2001          2000
                                                      (Unaudited)
                              ASSETS

Current Assets
         Cash and cash equivalents                  $   44,580     $   45,051
         Investment in marketable securities                 -          7,265
         Deferred tax asset                                  -            201
                                                    ----------     ----------
                  Total Current Assets                  44,580         52,517
                                                    ----------     ----------
Total Assets                                        $   44,580     $   52,517
                                                    ==========     ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Accounts payable                           $      494     $      700
         Income tax payable                                  -          1,113
                                                    ----------     ----------
                  Total Current Liabilities                494          1,813
                                                    ----------     ----------
Stockholders' Equity
         Common Stock - $0.001 par value; 10,000,000
          shares authorized; 2,317,720 shares issued
          and outstanding                                2,318          2,318
         Additional paid-in capital                     37,657         37,657
         Retained earnings (from December 31, 1997,
          date of quasi-reorganization)                  4,111         11,007
         Unrealized loss on investment in securities,
          net of taxes                                       -           (278)
                                                    ----------     ----------
                  Total Stockholders' Equity            44,086         50,704
                                                    ----------     ----------
Total Liabilities and Stockholders' Equity          $   44,580     $   52,517
                                                    ==========     ==========

The accompanying notes are an integral part of these financial statements.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                     STATEMENTS OF OPERATIONS
                           (Unaudited)
                                                           For the Period From
                                                            December 31, 1997
                                    For the Six Months   (Date of Inception of
                                       Ended June 30,   The Development Stage)
                                     2001         2000   Through June 30, 2001
Income
  Interest                         $   1,055  $  1,212     $     7,637
  Gain (loss) on sale of marketable
  securities                            (604)    3,522           8,084
                                   ---------  --------     -----------
         Total Income                    451     4,734          15,721

General and Administrative Expenses    7,212       191           8,807
                                   ---------  --------     -----------
Income (Loss) Before Income Taxes     (6,761)    4,543           6,914

Provision for Income Taxes              (135)     (875)         (2,803)
                                   ---------  --------     -----------
Net Income (Loss)                  $  (6,896) $  3,668     $     4,111
                                   =========  ========     ===========
Basic Earnings (Loss) Per Share    $    0.00  $   0.00
                                   =========  ========
Weighted Average Common Shares Used
 in Per Share Calculations         2,317,720 2,317,720
                                   ========= =========

The accompanying notes are an integral part of these financial statements.

                   TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                     STATEMENTS OF OPERATIONS
                                                          For the Period From
                                                           December 31, 1997
                                                         (Date of Inception of
                                    For the Years       the Development Stage)
                                  Ended December 31,            Through
                                  2000          1999       December 31, 2000
Income
  Interest                          $     2,571  $    2,053  $     6,582
  Gain on sale of marketable
  securities                              3,522           -        8,688
                                    -----------  ----------  -----------
     Total Income                         6,093       2,053       15,270

General and Administrative Expenses       1,008         304        1,595
                                    -----------  ----------  -----------
Income Before Income Taxes                5,085       1,749       13,675

Provision for Income Taxes                 (978)       (347)      (2,668)
                                    -----------  ----------  -----------
Net Income                          $     4,107  $    1,402  $    11,007
                                    ===========  ==========  ===========
Basic Earnings Per Share            $      0.00  $     0.00
                                    ===========  ==========
Weighted Average Common Shares Used
in Per Share Calculations             2,317,720   2,317,720
                                    ===========  ==========

The accompanying notes are an integral part of these financial statements.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                Additional
                                           Common Stock            Paid-In
                                        Shares     Amount          Capital
Balance - December 31, 1997
  (Date of Inception of the
  Development Stage)                  2,317,720    $   2,318   $  37,657

Net Income                                    -            -           -

Unrealized losses on available-
  for-sale securities, net of tax             -            -           -

Comprehensive income                          -            -           -
                                      ---------    ---------   ---------
Balance - December 31, 1998           2,317,720        2,318      37,657

Net income                                    -            -           -

Unrealized gains on available-
  for-sale securities, net of tax             -            -           -

Comprehensive income                          -            -           -
                                      ---------    ---------   ---------
Balance - December 31, 1999           2,317,720        2,318      37,657

Net income                                    -            -           -

Unrealized losses on available-
  for-sale securities, net of tax             -            -           -

Comprehensive income                          -            -           -
                                      ---------   ----------   ---------
Balance - December 31, 2000           2,317,720        2,318      37,657

Net loss (Unaudited)                          -            -           -

Unrealized gains on available-
  for-sale securities, net of tax
  (Unaudited)                                 -            -           -

Comprehensive loss (Unaudited)                -            -           -
                                      ---------   ----------   ---------
Balance - June 30, 2001 (Unaudited)   2,317,720   $    2,318   $  37,657
                                      =========   ==========   =========

CONTINUED

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                STATEMENTS OF STOCKHOLDERS' EQUITY
                                      Retained      Unrealized
                                      Earnings   Gains (Losses)
                                    During the    on Available-         Total
                                   Development        for-Sale  Stockholders'
                                         Stage      Securities         Equity
Balance-December 31, 1997
  (Date of Inception of the
  Development Stage)                $        -    $          -   $     39,975
                                                                 ------------
Net Income                               5,498               -          5,498

Unrealized losses on available-
  for-sale securities, net of tax            -            (657)          (657)
                                                                 ------------
Comprehensive income                         -               -          4,481
                                    ----------    ------------   ------------

Balance-December 31, 1998                5,498            (657)        44,816
                                                                 ------------
Net Income                               1,402               -          1,402

Unrealized gains on available-
  for-sale securities, net of tax            -             606            606
                                                                 ------------
Comprehensive income                         -               -          2,008
                                    ----------    ------------   ------------
Balance-December 31, 1999                6,900             (51)        46,824
                                                                 ------------
Net income                               4,107               -          4,107

Unrealized losses on available-
  for-sale securities, net of tax            -            (227)          (227)
                                                                 ------------
Comprehensive income                         -               -          3,880
                                    ----------    ------------   ------------
Balance-December 31, 2000               11,007            (278)        50,704

Net loss (unaudited)                    (6,896)              -         (6,896)

Unrealized gains on available-
  for-sale securities, net of tax
  (unaudited)                                -             278            278
                                                                 ------------
Comprehensive loss (unaudited)               -               -         (6,618)
                                    ----------   -------------   ------------
Balance-June 30, 2001 (unaudited)   $    4,111   $           -   $     44,086
                                    ==========   =============   ============

The accompanying notes are an integral part of these financial statements.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                     STATEMENTS OF CASH FLOWS
                           (Unaudited)
                                                           For the Period From
                                                            December 31, 1997
                                    For the Six Months   (Date of Inception of
                                       Ended June 30,   The Development Stage)
                                     2001         2000   Through June 30, 2001
Cash Flows From Operating Activities
  Net income (loss)                   $   (6,896)  $  3,668  $   4,111
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Loss (gain) from sale of securities      604     (3,523)    (8,086)
  Changes in operating assets and liabilities:
    Accounts payable                        (206)         -        494
    Deferred tax asset                       135          -          -
    Income taxes payable                  (1,113)       529       (665)
                                      ----------   --------  ---------
Net Cash Provided By (Used In)
Operating Activities                      (7,476)       674     (4,146)
                                      ----------   --------  ---------
Cash Flows From Investing Activities
    Purchase of securities                    -      (7,609)    (7,609)
    Proceeds from sale of securities      7,005       6,186     23,962
                                      ---------   ---------   --------
Net Cash Provided by (Used in)
Investing Activities                      7,005      (1,423)    16,353
                                      ---------   ---------   --------
Net Increase (Decrease) in Cash and
Cash Equivalents                           (471)       (749)    12,207

Cash and Cash Equivalents at
Beginning of Period                      45,051      44,559     32,373
                                      ---------   ---------   --------
Cash and Cash Equivalents at End of
Period                                $  44,580   $  43,810   $ 44,580
                                      =========   =========   ========
Supplemental Cash Flow Information
  Cash paid for income taxes          $   1,113   $     347   $  3,465
                                      =========   =========   ========

The accompanying notes are an integral part of these financial statements.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                     STATEMENTS OF CASH FLOWS
                                                          For the Period From
                                                           December 31, 1997
                                                         (Date of Inception of
                                    For the Years       the Development Stage)
                                  Ended December 31,            Through
                                  2000          1999       December 31, 2000
Cash Flows From Operating Activities
  Net income                           $   4,107  $   1,402     $  11,007
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Gain from sale of securities          (3,523)         -        (8,690)
  Changes in operating assets and
  liabilities:
   Accounts payable                          700          -           700
   Deferred tax asset                       (135)         -          (135)
   Income taxes payable                      766       (993)          448
                                       ---------  ---------     ---------
Net Cash Provided By Operating
Activities                                 1,915        409         3,330
                                       ---------  ---------     ---------
Cash Flows From Investing Activities
  Purchase of securities                  (7,609)         -        (7,609)
  Proceeds from sale of securities         6,186          -        16,957
                                       ---------  ---------     ---------
Net Cash Provided by (Used in)
Investing Activities                      (1,423)         -         9,348
                                       ---------  ---------     ---------
Net Increase in Cash and Cash
Equivalents                                  492        409        12,678

Cash and Cash Equivalents at Beginning
of Period                                 44,559     44,150        32,373
                                      ----------  ---------     ---------
Cash and Cash Equivalents at End of
Period                                $   45,051  $  44,559     $  45,051
                                      ==========  =========     =========
Supplemental Cash Flow Information
  Cash paid for income taxes          $      347  $   1,340     $   2,352
                                      ==========  =========     =========

The accompanying notes are an integral part of these financial statements.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS

(Information with respect to June 30, 2001 and the six months ended
               June 30, 2001 and 2000 is unaudited)

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Nature of Business   Tintic Gold Mining Company (the "Company")
was incorporated in the State of Utah on June 14, 1933 under its current name. The Company was incorporated for the purpose of mining, milling, ore reducing, and smelting. At that time, it acquired from the Emerald Mining Company, the patented mining claims it has owned since 1933. These mining claims are located in the Tintic Mining District of Juab County, Utah. Prior to December 31, 1997, the Company was dormant. At December 31, 1997, the Company became a development stage company for financial reporting purposes. The Company does not have any current mining exploration, development or production activities. Its development stage activities consist of investing in short-term investments. The Company intends to develop its existing properties and to acquire additional mining properties that contain potential for development and exploration.

Quasi-Reorganization   On June 21, 2001, a majority of the shareholders of the
Company approved a quasi-reorganization, retroactive to December 31, 1997. On June 21, 2001, the Company amended its articles of incorporation to reduce the par value per share from $0.10 to $0.001. As a result of the quasi-reorganization, the common stock of the Company was written down to its par value of $0.001 per share, the accumulated deficit of $191,797 was eliminated, and additional paid-in capital was adjusted to reflect the difference between the historical cost of assets and liabilities as of December 31, 1997. The financial statements have been restated for all periods presented to reflect the change in par value per share.

Business Condition   As shown in the financial statements, during the six
months ended June 30, 2001, the Company incurred a loss of $6,896 and used cash from operations of $7,476. The general and administrative expenses for the six months ended June 30, 2001 increased significantly compared to the six months ended June 30, 2000 due to the Company's involvement in activities to raise additional funds to develop its mining properties. No additional funds have been raised as of August 1, 2001. For the period from December 31, 1997 (date of inception of the development stage) through June 30, 2001, the Company's income has been generated solely from dividends earned on cash and cash equivalents and gains on the sale of marketable securities. The Company sold all marketable securities during the six months ended June 30, 2001; therefore, marketable securities will no longer be a source of income. Management anticipates that only nominal capital will be needed to maintain its corporate status and necessary funds will most likely be provided by the Company's existing cash reserves. However, the Company's ability to move from the development stage is dependent upon its ability to obtain additional debt or equity financing, to generate sufficient cash flow from mining operations, and ultimately to attain profitable operations.

Interim Financial Statements   The accompanying financial statements for the
six months ended June 30, 2001 and 2000 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and cash flows for the periods presented. The results of operations for the six-month period ended June 30, 2001 are not necessarily indicative of the operating results to be expected for the year ended December 31, 2001.

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS

(Information with respect to June 30, 2001 and the six months ended
               June 30, 2001 and 2000 is unaudited)

Use of Estimates   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The provision for income tax for the six months ended June 30, 2001 and 2000 are estimates.

Cash Equivalents and Fair Value of Financial Instruments   The Company
considers highly liquid investments with an original maturity of three months or less to be cash. The amounts reported as cash, accounts payable, and accrued income taxes are considered to be reasonable approximations of their fair values. The fair value estimates were based on estimated future cash flows.

Investment in Securities   Investments in equity securities are stated at fair
value, based on quoted market prices, and are classified as available-for-sale. Unrealized gains and losses are reported in stockholders' equity, net of related deferred income taxes. Gains and losses on disposition are based on the net proceeds less the cost basis of the security sold, using the specific identification method.

Basic Earnings (Loss) Per Share   Basic earnings (loss) per common share is
computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.

NOTE 2--INVESTMENT IN SECURITIES AND OTHER COMPREHENSIVE (LOSS) INCOME

Marketable equity securities are classified as available-for-sale and are stated at fair value. At December 31, 2000, available-for-sale securities consisted of stock with a basis of $7,609, gross unrealized losses of $344, and estimated fair value of $7,265. During the six moths ended June 30, 2001, all marketable securities held by the Company were sold. Proceeds from sales of securities and the resulting gross realized gains and losses were as follows:
                                             For the Six
                                             Months Ended  For the Years Ended
                                                June 30,       December 31,
                                           2001      2000   2000         1999

  Proceeds from sales of securities     $ 7,005     $ 6,185  $ 6,185  $    -
                                        =======     =======  =======  ======
  Gross realized gains (losses)         $  (604)    $ 3,523  $ 3,523  $    -
                                        =======     =======  =======  ======

Other comprehensive loss consists of the change in net unrealized holding gain and loss on securities available for sale and their related income tax benefit as follows:
                                          Before-Tax       Tax    Net-of-Tax
                                              Amount   Benefit        Amount
For the Six Months Ended June 30, 2001
  Unrealized net holding losses           $      948   $  (182)   $      766
  Reclassification adjustment for net gains
    included in net loss                        (604)      116          (488)
                                          ----------   -------    ----------
  Other Comprehensive Income              $      344   $   (66)   $      278
                                          ==========   =======    ==========

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS

(Information with respect to June 30, 2001 and the six months ended
               June 30, 2001 and 2000 is unaudited)

                                          Before-Tax       Tax    Net-of-Tax
                                              Amount   Benefit        Amount
For the Six Months Ended June 30, 2000
  Unrealized net holding losses           $    3,252   $   (626)  $    2,626
  Reclassification adjustment for net gains
    included in net income                    (3,523)       678       (2,845)
                                          ----------   --------   ----------
  Other Comprehensive Loss                $     (271)  $     52   $     (219)
                                          ==========   ========   ==========
For the Year Ended December 31, 2000
  Unrealized net holding losses           $    3,242   $   (624)  $    2,618
  Reclassification adjustment for net gains
    included in net income                    (3,523)       678       (2,845)
                                          ----------   --------   ----------
  Other Comprehensive Loss                $     (281)  $     54   $     (227)
                                          ==========   ========   ==========
For the Year Ended December 31, 1999
  Unrealized net holding losses           $      750   $   (144)  $      606
  Reclassification adjustment for net gains
    included in net income                         -          -            -
                                          ----------   --------   ----------
  Other Comprehensive Income              $      750   $   (144)  $      606
                                          ==========   ========   ==========
NOTE 3   INCOME TAXES

Deferred income taxes are recognized for differences between the bases of assets for financial statement and income tax purposes.

The components of the deferred tax asset at June 30, 2001 and December 31, 2000 are as follows:

                                                  June 30,        December 31,
                                                      2001                2000

  Operating loss carry forwards                $      1,436  $              -
  Unrealized losses on investment in securities           -                66
  Other                                                   -               135
  Valuation allowance                                (1,436)                -
                                               ------------   ---------------
  Total Deferred Tax Asset                     $          -   $           201
                                               ============   ===============

                    TINTIC GOLD MINING COMPANY
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS

(Information with respect to June 30, 2001 and the six months ended
               June 30, 2001 and 2000 is unaudited)

The components of income tax expense were as follows:
                                                           For the Years
                                  For the Six Months           Ended
                                    Ended June 30,          December 31,
                                 2001           2000     2000          1999

    Current           - Federal  $      -   $    648    $    824    $    247
                      - State           -        227         289         100
                                 --------   --------    --------    --------
                                        -        875       1,113         347
                                 --------   --------    --------    --------

    Deferred          - Federal       100          -        (100)          -
                      - State          35          -         (35)          -
                                 --------   --------   ---------    --------
                                      135          -        (135)          -

    Provision for Income Taxes
      Expense                    $    135   $    875  $      978    $    347
                                 ========   ========  ==========    ========

The following is a reconciliation of income tax expense to the amount computed using the federal statutory rate:

                             For the Six Months Ended    For the Years Ended
                                     June 30,                 December 31,
                               2001             2000     2000          1999

Tax at federal statutory rate
 (34%)                         $ (2,299)  $  1,545     $  1,729    $  595
State income taxes, net of
 federal benefit                   (218)       147          164        56
Change in valuation allowance     1,436          -            -         -
Difference due to tax rates       1,216       (817)        (915)     (304)
                               --------   --------     --------   -------
Provision for Income Taxes
Expense                        $    135   $    875     $    978   $   347
                               ========   ========     ========   =======
NOTE 4   COMMITMENTS

During 1980, a former president of the Company entered into an agreement with the Company whereby he settled a note due from the Company and relinquished his direct control of the Company. Among other consideration, the Company conveyed to the former president a 3% net smelter return on any ores sold from its historical patented mining claims held, plus surface rights. The Company retained rights to enter and exit the property for exploration and mining activity.

                            PART III

ITEM 1.  INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration
Statement.


Exhibit
Number           Description*

3.1(i) Original Articles of Incorporation of the Company filed with the State of Utah on June 14, 1933

3.1(ii) Articles of Amendment to (original) Articles of Incorporation filed with the State of Utah in March 1969 (eliminating all preferred shares and merging all preferred shares into one class of newly authorized capital stock)

3.1(iii) Articles of Amendment to Articles of Incorporation of the Company dated and filed with the State of Utah on August 10, 1994 (opting-in to the Revised Utah Business Corporation Act)

3.1(iv) Restated Articles of Incorporation of the Company dated and filed with the State of Utah on August 10, 1994

3.1(v) Amendment to Restated Articles of Incorporation of the Company dated and filed with the State of Utah on June 21, 2001 (reducing the par value and otherwise effectuating the shareholder-approved "quasi-reorganization")

3.2         By-laws, adopted on July 27, 2001

4.1         Specimen stock certificate

10(i) Preliminary Title Report evidencing title to the Company's patented mining claims

10(ii) Quit-Claim Deed conferring a royalty to Mr. C. Chase Hoffman, including the surface rights to the Company's property

10(iii) Geologic report on the property dated March 24, 1939 and authored by geologist J.J. Beeson and titled "Report on the Property of the Tintic Gold Mining Company in the Tintic Mining District Near Mammoth, Utah."

10(iv) Second geologic report on the property dated April 15, 1975, in the form of a letter to Golden Spike Oil & Mining Co. and authored by geological engineer, Murray C. Godbe, III

99.1        Risk Factors


       * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                           SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                 TINTIC GOLD MINING COMPANY
                 (Registrant)





Dated: 9/14/01          By:/s/George Christopulos
                        George Christopulos, President




                        By:/s/Hugh Coltharp
                        Hugh Coltharp, Secretary/Treasurer